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                           June 4, 2020

       Matthew Wolfson
       Chief Executive Officer
       Electromedical Technologies, Inc.
       16561 N. 92nd Street, Suite 101
       Scottsdale, AZ 85260

                                                        Re: Electromedical
Technologies, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 8, 2020
                                                            File No. 333-234623

       Dear Mr. Wolfson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-1 filed May 8, 2020

       Management's Discussion and Analysis
       Operating Results, page 42

   1. We note from your response to comment 3 that all non-GAAP measures were removed from the filing.
However, we note your discussion of selling, general and administrative expenses excluding
stock-based compensation. Please remove this non-GAAP measure or revise your disclosure
to comply with Item 10(e) of Regulation S-K.
 Matthew Wolfson
FirstName LastNameMatthew Inc.
Electromedical Technologies, Wolfson
Comapany NameElectromedical Technologies, Inc.
June 4, 2020
Page 2
June 4, 2020 Page 2
FirstName LastName
Liquidity and Capital Resources, page 43

2. We note that you are currently in default on your KISS liability. Please revise your filings address the following:
           Disclose the default remedies available to the lender under the agreement.
           Disclose if you obtained waivers for the default. To the extent you have not received waivers, please disclose the status of negotiations.
           Discuss the impact that your default may have on your liquidity. Financial Statements, page 54

3. Please update your interim financial statements through March 31, 2020. Refer to Rule 8-
         08 of Regulation S-X.
Note 2 - Summary of Significant Accounting Policies
Going Concern, page 60

4. We note your response to comment 7 regarding the removal of all non-GAAP measures.
         However we note that you have disclosed working capital deficit excluding customer deposits and the related party KISS liability. Please revise your disclosures to remove this non-GAAP measure. Refer to Rule 10(e)(1)(ii)(C) of Regulation
S-K.
       You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker at (202) 551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Joe McCann at (202) 551-6262 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Tad Mailander